SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the day of: August 10, 2004

Commission File Number 000-50634

TAN RANGE EXPLORATION CORP.

(Registrant's name)

93 Benton Hill Road

Sharon, CT  06069

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓

Form 40-F    ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ___

No    ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant's News Release dated August 9, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tan Range Exploration Corp.

(Registrant)

Date:   August 10, 2004

“James E. Sinclair”

James E. Sinclair, Chief Executive Officer

Exhibit 1

Tan Range Exploration Corporation

Suite 1400 – 355 Burrard Street                                              Form 20-F, File No. 0-50634

Vancouver, B.C.  V6C 2G8                                                    Trade Symbol TSX:  TNX

Toll Free: 1-800-811-3855

Tel: (604) 669-5598 / Fax: (604) 669-8915

email: investors@tanrange.com                                                  Website:  www.tanrange.com

August  9, 2004

Tan Range Chairman Proceeds with Eighteenth Tranche of Private Placement

Tan Range Exploration Corporation advises that Mr. James E. Sinclair is proceeding with the eighteenth tranche of the private placement announced on March 7, 2003 whereby Mr. Sinclair agreed to purchase common shares of the Corporation over a two-year period representing a value between $1,500,000.00 and $3,000,000.00.  Such shares are to be purchased in 24 separate tranches, each tranche having a minimum subscription price of $62,500.00 and, at the sole option of the purchaser, each tranche may be increased to a maximum of $125,000.00.

The eighteenth tranche consists of 109,361 common shares of the Corporation having a purchase price of $1.143 per share for proceeds totaling $125,000.00.  The purchase price reflects the weighted average trading price of the Corporation’s shares for the five consecutive trading days ended July 31, 2004.

The private placement common shares are subject to certain mandated hold periods and resale restrictions and the certificates representing such shares are legended accordingly.  No warrants, options or other rights have been issued or granted in connection with this placement.

Each tranche is subject to approval by the Toronto Stock Exchange.

On Behalf of the Board of Directors

“James E. Sinclair”

James E. Sinclair

Chairman and Chief Executive Officer

For further information, please contact Investor Relations at 1-800-811-3855

Visit the Tan Range website:  www.tanrange.com

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

Cautionary Note to U.S. Investors -  The United States Securities and Exchange Commission permits U.S.  mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  We use certain terms on this news release, such as “measured”, “indicated”, and “inferred” “resources” that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.  U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 0-50634, which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.shtml.